July 17, 2019

Paul A. Schmidt
Chief Financial Officer
GOLD FIELDS LTD
150 Helen Road
Sandown, Sandton, 2196
South Africa

       Re: GOLD FIELDS LTD
           FORM 20-F
           Filed March 29, 2019
           File No. 001-31318

Dear Mr. Schmidt:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining